UNITED DOMINION REALTY TRUST, INC.
1745 Shea Center Drive
Suite 200
Highlands Ranch, Colorado 80129
January 10, 2007
VIA EDGAR
Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

RE:	United Dominion Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 7, 2006
File No. 001-10524
Dear Mr. Gordon:
This letter is in response to your comment letter dated December 6, 2006 and issues you raised in our telephone conference on December 18, 2006 regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed by United Dominion Realty Trust, Inc. (the “Company”). For your convenience, we have set forth each of your comments below followed by our response to each comment.
Note 10. Commitments and Contingencies
Contingencies
Series C Out-Performance Program, page 66
1. Your response to prior comment 1 indicates that you relied upon paragraphs 10 and 30-35 of SFAS 128 in determining that you were not required to present the Series C Out-Performance Shares as part of your earnings per share calculation. However, the Series C Out-Performance Shares have already been issued and this guidance relates to contingently issuable shares. As such, the guidance that you cited does not preclude the presentation of earnings per share under the Two-Class method. Please clarify the consideration that you gave to the requirements of paragraphs 60 and 61 of SFAS 128 and EITF 03-06.
Response: As we discussed in our telephone conference with the Staff on December 18, 2006, the Series C Out-Performance Shares, which we refer to as the “Series C OPPSs,” are not securities of the Company but instead are limited partnership units of United Dominion Realty, L.P., Delaware limited partnership (“UDR L.P.”), which is one of the Company’s operating partnerships.
To reiterate, the Series C Out-Performance Program referenced in Note 10 works in the following manner:
In the Company’s Series C Out-Performance Program, certain executive officers and other key employees of the Company were given the opportunity to purchase interests (which we refer to as the “Series C LLC Interests”) in UDR Out-Performance III, LLC, a Delaware limited liability company (the “Series C LLC”), the only asset of which is the special class of limited partnership units of UDR L.P. referred to in Note 10 as the “Series C OPPSs” or the “Series C Out-Performance Partnership Shares.” In July 2005, the Series C LLC purchased 750,000 operating partnership units issued by UDR L.P. at a purchase price of $1.00 per unit, based upon an independent valuation. The Company is the general partner of UDR L.P. and owns approximately 94% of the outstanding limited partnership interests of UDR L.P.
The Series C Out-Performance Program measures the cumulative total return on the Company’s common stock over a 36-month period from June 1, 2005 to May 30, 2008, which we refer to as the “Measurement Period.” If, at the expiration of the Measurement Period (May 30, 2008), the cumulative total return on the Company’s common stock is at least equivalent of a 36% total return, or 12% annualized (the “Minimum Return”), the Series C LLC, as the holder of the Series C OPPSs, will receive distributions and allocations of income and loss from UDR L.P. partnership units (which we generally refer to in this letter as the “Operating Partnership units”) equal to the distributions and allocations that would be received on the number of UDR L.P. Operating Partnership units obtained by the calculation set forth in (i) through (iii) in Note 10. The Series C LLC has no right to receive distributions or allocations of income or loss from UDR L.P., or to redeem the Series C OPPSs, prior to the date, which we refer to as the “Valuation Date,” that is the earlier of (i) the expiration of the Measurement Period (May 30, 2008), or (ii) the date of a change of control of the Company. If, at the Valuation Date, the cumulative total return of the Company’s common stock does not meet the Minimum Return, the Company’s executive officers and other key employees who purchased interests in the Series C LLC will forfeit their entire initial investment.
The Series C LLC (or any participant who holds Series C OPPSs) will have the same redemption rights as other holders of Operating Partnership units. Subject to the terms and conditions set forth in the UDR L.P. limited partnership agreement, the Series C LLC (or any participant who holds Operating Partnership units) may require UDR L.P. to redeem all or a portion of the Operating Partnership units held by such party in exchange for a cash payment per Operating Partnership unit equal to the market value of a share of the Company’s common stock at the time of redemption. In the event any Operating Partnership units are tendered for redemption, UDR L.P.’s obligation to pay the redemption price will be subject to the prior right of the Company to acquire such Operating Partnership units in exchange for an equal number of shares of the Company’s common stock. Otherwise, no shares of the Company’s common stock or any other securities of the Company itself will ever be issued in connection with the Series C Out-Performance Program.
We requested Citigroup to perform an independent valuation of the fair market value of the Series C LLC Interests at the inception of the Series C program to assist us in finalizing our own valuation of the Series C LLC Interest. The Series C LLC Interests were valued by Citigroup using a simulation methodology. The valuation included assumptions for the Company’s stock price, dividend yield, volatility, risk free interest rate and the number of shares outstanding (both basic and diluted). Additionally, the price was discounted to reflect the non-transferability of the Series C LLC Interests. The price of the Series C LLC Interests was also discounted to reflect the increased potential tax liability of the holder of the Series C LLC Interest and due to the dilution effect that occurs when the Series C LLC Interests are valued and the equivalent numbers of Operating Partnership units are included in the basic and diluted share counts of the Company.
In accordance with the Staff’s request, Ernst & Young’s audit engagement partner reviewed the Company’s earnings per share presentation with Carlo D. Pippolo, a partner in Ernst & Young’s National Accounting Standards group, who specializes in earnings per share matters. Mr. Pippolo concurred with the Company’s application of the SFAS 128 and EITF 03-06 in its 2005 financial statements and suggested that we make the following observations regarding the treatment of the Series C OPPSs in earnings per share calculations.
In the event that the total return of the Company’s common stock does not exceed the applicable hurdle at the end of the Measurement Period, the holders of the Series C LLC Interests will forfeit their entire investment and will not be entitled to receive any future benefits. In the event that the total return exceeds the applicable hurdle at the end of the Measurement Period, the Series C LLC will receive an increased number of Operating Partnership units and the holders of the Series C LLC Interests will be entitled to receive distributions per Series C LLC Interest equivalent to that for Operating Partnership units in general. At that point, the Series C LLC Interests are included in the calculation of earnings per share as if they were an equivalent number of Operating Partnership units. That is, the two-class method is applied at the point that the Series C LLC Interests become entitled to distributions.
At all times, the amount of distributions payable to the Series C LLC, as the holder of the Operating Partnership units, is determined by reference to the per unit amount of distributions payable to Operating Partnership unitholders in general. Accordingly, the number of Series C OPPSs outstanding can always be related to an equivalent number of Operating

Partnership units. During the applicable Measurement Period, there is uncertainty about the number of Operating Partnership unit equivalents that ultimately will be outstanding (and the Series C OPPSs receive no distributions during the Measurement Period). In substance, the potential increase in the number of Operating Partnership unit equivalents that may occur at the end of the applicable Measurement Period represents the equivalent contingently issuable Operating Partnership units. The Company has concluded, and Ernst & Young concurs, that the guidance for contingently issuable shares and contingently issuable potential common shares in paragraphs 10 and 30-35 of SFAS 128 should be applied in determining the number of Operating Partnership unit equivalents to be reflected in the denominator for basic and diluted earnings per share. Accordingly, the Series C OPPSs are included in basic earnings per share only after the Measurement Period has ended and the applicable hurdle has been met (under the two-class method, the Series C OPPSs are entitled to no distributions during the Measurement Period). The Series C OPPSs are included in the calculation of diluted earnings per share based on the hurdle met at the end of the reporting period (if any), assuming that the Measurement Period ended at the end of the reporting period. Said another way, for purposes of calculating diluted earnings per share, the two-class method is applied based on the amount of any distributions the Series C OPPSs would be entitled to receive based on the achievement of the total return condition as of the balance sheet date, and assuming the resulting shares were outstanding for the entire reporting period, or the period from the issuance of the Series C OPPSs, if later.
We trust the responses above adequately address the Staff’s comments set forth in its comment letter dated December 6, 2006 and during the telephone conference on December 18, 2006. Further, the Company hereby acknowledges that:
●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to Brian V. Caid, Esq., of Morrison & Foerster LLP; telephone: (303) 592-2253; facsimile: (303) 592-1510 or the undersigned; telephone: (720) 283-6139; facsimile (720) 283-2451.
Sincerely,
/s/ David Messenger
David Messenger
Senior Vice President and Chief Accounting Officer

cc:	William Demarest, U.S. Securities and Exchange Commission
Warren L. Troupe, Esq., Morrison & Foerster LLP
Robert Langer, Ernst & Young LLP

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